October 11, 2016 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561 Attention: David L. Orlic, Special Counsel
Re:         Professional Diversity Network, Inc.
Schedule TO-I
Filed September 28, 2016
File No. 005-87999

Dear Mr. Orlic:

On behalf of Professional Diversity Network, Inc. (“PDN”), set forth below is PDN’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 5, 2016 with respect to the above referenced Schedule TO-I of PDN (the “Schedule TO”).

For reference purposes, the text of the letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the letter have been italicized.

General

1.     Please clarify disclosure to state that the Share Issuance will close after expiration of the tender offer.

PDN has filed an amendment to the Schedule TO which discloses that the Share Issuance will close after expiration of the tender offer.

Board Representation Rights, page 28

2.     Disclosure indicates that certain information called for by Rule 14f-1 is provided in the Offer to Purchase. Please confirm that you will transmit to security holders all information called for by that rule not less than 10 days prior to the date any applicable director takes office.

PDN confirms that it will file with the SEC a Schedule 14F and transmit to security holders all information called for by Rule 14f-1 not less than 10 days prior to the date any applicable director takes office.

ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MEXICO CITY+
MIAMI
MILAN**
NEW JERSEY
NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME**
SACRAMENTO
SAN FRANCISCO
SEOUL∞
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
TEL AVIV^
WARSAW~
WASHINGTON, D.C.
WESTCHESTER COUNTY
WEST PALM BEACH

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     GREENBERG TRAURIG MAHER LLP

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      FOREIGN LEGAL CONSULTANT OFFICE

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GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
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October 11, 2016

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to me at 954-768-8232 or email at greenl@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/	Laurie L. Green
Laurie L. Green

cc:	David Mecklenburger Chief Financial Officer

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM